Here are website links to our past communications that was sent to our investors during our crowdfund campaign. These email newsletters were sent in 2021.

https://mailchi.mp/539eff24a2fd/happy-november-coco-noir-wine-shop-last-chance-to-invest

https://mailchi.mp/83f7b9ff7c5d/coco-noir-happy-july-and-national-sparkling-wine-week







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.